SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-13382

KINROSS GOLD CORPORATION

(Translation of registrant's name into English)

17th Floor, 25 York Street,

Toronto, Ontario M5J 2V5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐      Form 40-F ☒

This Current Report on Form 6-K, dated March 30, 2026 is specifically incorporated by reference into Kinross Gold Corporation's Registration Statements on Form S-8 [Registration No. 333-262966 filed on February 24, 2022, Registration No. 333-217099 filed on April 3, 2017 and Registration Nos. 333-180824, 333-180823 and 333-180822 filed on April 19, 2012.]

This report on Form 6-K is being furnished for the sole purpose of providing a copy of the materials mailed to shareholders in connection with the annual meeting of shareholders to be held on April 30, 2026.

INDEX

Table of Contents

SIGNATURES
EXHIBIT INDEX

99.1	Form of Proxy
99.2	Notice and Access letter
99.3	Management Information Circular

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION
Signed: //Lucas R. Crosby //
Senior Vice President & General Counsel

March 30, 2026